Exhibit 99.1

FORAFRIC GLOBAL PLC SEEKS STRATEGIC EXPANSION INTO DEFENSE, FOOD SECURITY AND ENERGY AND ADJACENT HIGH-GROWTH SECTORS

The Company intends to collaborate with leading international defense companies specialized in state-of-the-art advanced defense and security technologies including unnamed and counter-unnamed system

Forafric Global (Nasdaq: AFRI, or the “Company”), a leading vertically integrated agribusiness serving Africa, today announced a strategic expansion plan beyond its core agribusiness operations to position itself at the intersection of three high-growth sectors: food security, defense and energy infrastructure. This shift is designed to broaden the Company’s role within sectors that are increasingly central to economic resilience, national security and long-term development and ultimately expand its revenue base, strengthen its long-term growth profile and leverage its established operational footprint across Middle East, Africa and international markets.

Defense

In the defense sector, the Company intends to explore and pursue a partnership approach focused on artificial intelligence, unmanned aerial vehicle and anti-drone laser applications, and advanced defense technology. By collaborating with established joint venture partners who possess proven technologies and capabilities, the Company aims to position itself as a regional platform for the deployment and commercialization of these systems. The Company is currently evaluating several international collaboration and joint venture opportunities and expects providing further information as these opportunities develop.

Food Security

In food security, the Company intends to broaden its role across the agricultural value chain by expanding beyond its traditional milling operations into higher-value activities such as origination, trading and distribution. The Company aims to improve supply chain resilience and capture additional opportunities, while continuing to support food security objectives in its core markets.

Energy

In energy, the Company is evaluating opportunities that align with growing regional demand for reliable and scalable power solutions. The Company sees potential to participate in projects that support industrial activity, including its own operations, while also contributing to broader infrastructure development.

The Company has begun assessing a pipeline of opportunities across all three sectors and expects initial initiatives to be executed through joint ventures, partnerships and selective investments, with a disciplined approach to capital allocation. Further announcements, including details of specific projects, partnerships and anticipated timelines, are expected to be made as developments are finalized.

Strategic Rationale

The Company’s expansion strategy builds on its existing supply chain infrastructure, commodity sourcing capabilities and long-standing regional partnerships. With an established presence in key markets, the Company believes it is well-positioned to capitalize on opportunities in sectors that are increasingly central to national and economic security. Food security, energy access and defense capabilities are becoming more interconnected priorities globally, particularly across the MENA region and International Markets where demand continues to grow and where the Company has established relationships and has developed meaningful operating experience.

The Company also announced that antitrust approval has been obtained from the Moroccan antitrust commission in connection with the previously submitted proposed transaction with Cap Holding SA (“Cap Holding”), a Moroccan industrial group. In the proposed transaction, Cap Holding may obtain a controlling interest in Forafric Maroc SA, an indirect subsidiary of the Company. The transaction remains subject to the satisfaction of certain conditions.

The Company is in the early stages of evaluating a potential change to its corporate name as part of its broader strategic evolution.

About Forafric

Forafric is a leading agribusiness player in Africa with activities in Morocco and Sub-Saharan Africa. It is a milling industry leader with a complete range of flour and semolina, and secondary processing products such as pasta and couscous. The Group operates 12 industrial units, and 1 logistics platform.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Statements in this report with respect to the Company’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of the Company. Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “contemplate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management’s assumptions, judgments and beliefs in light of the information currently available to it. The Company cautions investors that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, including but not limited to, the Company’s ability to successfully implement its strategic expansion plan and the impact thereof on the Company’s business, financial position and results of operations; the Company’s ability to strengthen its balance sheet; the Company’s ability to successfully complete the transactions with Cap Holding; product and service demand and acceptance, changes in technology, economic and geopolitical conditions, the impact of competition and pricing, government regulation, and other risks contained in reports filed by the Company with the U.S. Securities and Exchange Commission. Therefore, investors should not place undue reliance on such forward-looking statements. Actual results may differ significantly from those set forth in the forward-looking statements.

All such forward-looking statements, whether written or oral, and whether made by or on behalf of the Company, are expressly qualified by the cautionary statements and any other cautionary statements which may accompany the forward-looking statements. In addition, the Company disclaims any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof.

No assurances can be made that the Company will successfully identify, negotiate and complete any specific project or transaction in connection with its contemplated strategic expansion, or as to the timeframe for any such project or transaction. The pursuit of opportunities in any of the food security, defense and energy sectors would be subject to, among other things, identification of suitable opportunities, negotiation between the relevant parties, significant due diligence, appropriate board and, as required, shareholder approvals, regulatory approvals and other conditions. Even if completed, there is no assurance that the Company’s strategy will be successful. The Company intends to provide further information regarding any potential projects or transactions at the appropriate time.